SOLARFUN ANNOUNCES NEW BUSINESS DEVELOPMENTS IN ITALY

SHANGHAI, China, December 21, 2010 – Solarfun Power Holdings Co., Ltd. (“Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced several new business developments in Italy, including two significant contracts and the opening of a new office in Milan.

Italy is advancing as a strong PV market in Europe, with the country’s installed capacity forecast to be over 1,500 MW in 2010.  In August 2010, Solarfun entered into an agreement with 9REN Group, a European renewable energy company, to deliver 20.4 MW of PV modules for a new solar park in Italy.  The park is expected to be operational by the third quarter of 2011.  In addition, the Company also signed a contract with Gestamp Asetym Solar, a Spain-based solar solutions company, for approximately 11 MW of PV modules.  The modules will be used for solar parks in both Spain and Italy, all of which are scheduled to be operational in mid 2011.

In light of the Solarfun’s expanding activities in Italy, the Company has opened an office in Milan.  The new office is expected to increase regional access to Solarfun’s high-quality PV products and provide technical and marketing support for utility, commercial, and residential customers.

Mr. Claudio Giorla will head Solarfun’s Italian operations as the company’s country manager of Business Development and Operations.  Prior to joining Solarfun, Mr. Giorla worked as a key account manager and business development manager for the EPC contractor, Guascor Solar Italia.  Previously he served as the general plant manager at Tecnograf, Mondadori Group, a leading European publishing company.

“I am pleased to announce the addition of Mr. Giorla to our team,” said Andreas Liebheit, VP and Managing Director of Europe, Middle East and Africa for Solarfun.  “His addition to our Business Development and Operations team is an important part of implementing our growth strategy in Europe.  Mr. Giorla‘s market knowledge and relationships in Italy will help support our growing customer base in this important region.”

Dr. Peter Xie, President and Chief Executive Officer of Solarfun, commented, “Solarfun’s expansion and investment in Italy is a significant milestone in our strategy, as the Italian market is of high priority for us in Europe.  We expect our installation base in Italy to grow to over 50 MW in 2010, driven largely by our established relationships with leading regional developers such as Tozzi, Scatec, Gransolar, Rusol, Meridian, the Loh-Group and 9REN.”

About Solarfun
Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities.  Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets.  Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program.  For more information, visit: www.solarfun-power.com.
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About Gestamp Asetym Solar
Gestamp Asetym is a developer of large-scale solar energy projects, undertaking specific projects and assuming and guaranteeing the integral execution of all stages.  Gestamp Solar belongs to Gestamp Corporation, a European multinational company and leader in steel services centers, automotive components and renewable energy.

About 9REN Group
9REN Group is a group of leading companies operating in the renewable energy generation field.  9REN Group is focused on the development, design, build and management of projects aimed at sustainability across different renewable energy applications, including photovoltaic energy, solar thermal, wind and many others.  9REN Group has built over 110MW of photovoltaic power plants, of which 82 MW were built for third parties and 28 MW for its own assets.  For more information, visit: www.9rengroup.com

SAFE HARBOR STATEMENT
This press release contains forward-looking statements.  These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Solarfun disclaims any obligation to update or correct any forward-looking statements.

For further information, please contact:

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail:  paul.combs@solarfun-power.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com